The information in this preliminary offering circular is not complete and may be changed.  These securities may not be sold until the offering statement filed with the Securities and Exchange Commission is qualified.  This preliminary offering circular is not an offer to sell nor does it seek an offer to buy these securities in any jurisdiction where the offer or sale is not permitted.

SUBJECT TO COMPLETION, DATED FEBRUARY 8, 2017

PRELIMINARY OFFERING CIRCULAR

CNote Notes

MAXIMUM OFFERING: $50,000,000

MINIMUM OFFERING: $0

CNote Group, Inc., a Delaware corporation, (CNote, the Company, us or we), is an online investment portal that provides loans to Community Development Financial Institutions (CDFIs) that directly serve under-served population segments, such as women- and minority-owned businesses. CDFIs have been in existence for over 20 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. CDFIs have proven over the last two decades that they are a successful $100 billion industry serving nearly every major U.S. bank in the United States. However, CDFIs are seeing a surge in demand and are actively seeking new sources of diversified capital.

As a technology-first social venture, CNote is able to work across the CDFI industry to provide a new source of capital to CDFIs – namely, investment dollars from retail investors. By working with CDFIs across the country, CNote has been successful in co-creating an investment portal that supports the financial integrity and social impact needs of CDFIs, while delivering a consumer-friendly product that is accessible and transparent. This product provides investors or “good savers” an investment product with quarterly liquidity and 2.5% interest yields. Furthermore, as 100% of investors’ funds will be loaned to CDFIs, investors’ capital will promote social impact.

The proceeds of this offering will be used exclusively to fund loans to CDFIs.

CNote will offer and sell, on a continuous basis, its CNote Notes (or the securities) described in this offering circular.  This offering circular describes some of the general terms that may apply to the CNote Notes and the general manner in which they may be offered and follows the Form 1-A disclosure format.

The CNote Notes will:

●	be priced at $0.01 each, with a minimum investment of $1.00;

●	represent a full and unconditional obligation of the Company;

●	bear interest ranging from 2.5 to 3%;

●	have a 30-month term and will be callable, redeemable, and pre-payable at any time by the Company; and

●	not be payment-dependent on any underlying CDFI loan or loans funded through our online investment portal.

For more information on the CNote Notes being offered, please see the section entitled “Securities Being Offered” beginning on page 36 of this offering circular.  The aggregate initial offering price of the CNote Notes will not exceed $50,000,000 in any 12-month period, and there will be no minimum offering.

We intend to offer the CNote Notes in $0.01 increments on a continuous basis directly through our CNote website located at https://mycnote.com. At the present time, we do not anticipate using any underwriters to offer our securities.

We were incorporated in Delaware in April 2016, and our principal address is 2323 Broadway, Oakland, CA 94612.  Our phone number is (424) 262-6883.

Investing in our securities involves a high degree of risk, including the risk that you could lose all of your investment.  Please read the section entitled “Risk Factors” beginning on page 9 of this offering circular about the risks you should consider before investing.

An offering statement pursuant to Regulation A relating to these securities has been filed with the Securities and Exchange Commission.  Information contained in this Preliminary Offering Circular is subject to completion or amendment.  These securities may not be sold nor may offers to buy be accepted before the offering statement filed with the Commission is qualified.  This Preliminary Offering Circular shall not constitute an offer to sell or the solicitation of an offer to buy nor may there be any sales of these securities in any state in which such offer, solicitation or sale would be unlawful before registration or qualification under the laws of any such state.  We may elect to satisfy our obligation to deliver a Final Offering Circular by sending you a notice within two business days after the completion of our sale to you that contains the URL where the Final Offering Circular or the offering statement in which such Final Offering Circular was filed may be obtained.

	Price to the Public	Underwriting discount and commissions	Proceeds to issuer	Proceeds to other person
CNote Notes (prices per CNote)	$0.01	$0	$0.01	$0
The approximate date of the proposed sale to the public will be within two calendar days from the date on which the offering is qualified and on a continuous basis.

IMPORTANT NOTICES TO INVESTORS

THE UNITED STATES SECURITIES AND EXCHANGE COMMISSION DOES NOT PASS UPON THE MERITS OF OR GIVE ITS APPROVAL TO ANY SECURITIES OFFERED OR THE TERMS OF THE OFFERING, NOR DOES IT PASS UPON THE ACCURACY OR COMPLETENESS OF ANY OFFERING CIRCULAR OR OTHER SELLING LITERATURE.  THESE SECURITIES ARE BEING OFFERED PURSUANT TO AN EXEMPTION FROM REGISTRATION WITH THE COMMISSION; HOWEVER, THE COMMISSION HAS NOT MADE AN INDEPENDENT DETERMINATION THAT THE SECURITIES OFFERED HEREUNDER ARE EXEMPT FROM REGISTRATION.

Generally, no sale may be made to you in this offering if the aggregate purchase price you pay is more than 10% of the greater of your annual income or net worth.  Different rules apply to accredited investors and non-natural persons.  Before making any representation that your investment does not exceed applicable thresholds, we encourage you to review Rule 251(d)(2)(i)(C) of Regulation A.  For general information on investing, we encourage you to refer to www.investor.gov.

TABLE OF CONTENTS

IMPORTANT NOTICES TO INVESTORS	i
OFFERING CIRCULAR SUMMARY	1
RISK FACTORS	9
CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS	17
USE OF PROCEEDS	18
ABOUT THE PLATFORM	18
DESCRIPTION OF PROPERTY	25
MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	26
MANAGEMENT	29
COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS	31
SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS	31
THE CNOTE PLATFORM	32
SECURITIES BEING OFFERED	36
PLAN OF DISTRIBUTION	37
LEGAL MATTERS	38
EXPERTS	38
FINANCIAL STATEMENTS AND NOTES TO FINANCIALS	F-1

OFFERING CIRCULAR SUMMARY

This summary highlights information contained in this offering circular and does not contain all of the information that you should consider in making your investment decision.  Before investing in our securities, you should carefully read this entire offering circular, including our consolidated financial statements and the related notes thereto and the information in “Risk Factors” and “Management’s Discussion and Analysis of Financial Condition and Results of Operations.”  We commenced operations in April 2016 and our fiscal year ends December 31 so we do not yet have full-year financial statements.  The financial information provided in this offering circular is for the period from inception (April 22, 2016) through June 30, 2016.

Unless the context otherwise requires, we use the terms “CNote,” “Company,” “we,” “us” and “our” in this offering circular to refer to CNote Group, Inc.

Who We Are

We are a newly-formed online investment portal that provides loans to Community Development Financial Institutions (CDFIs) that directly serve under-served population segments, such as women- and minority-owned businesses. As of January 3, 2017, we had facilitated the issuance of $255,000 in loans to CDFIs. CDFIs have been in existence for over 20 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. CDFIs have proven over the last two decades that they are a successful $100 billion industry serving nearly every major U.S. bank in the United States. However, CDFIs are seeing a surge in demand and are actively seeking new sources of diversified capital.

As a technology-first social venture, CNote is able to work across the CDFI industry to provide a new source of capital to CDFIs – namely, investment dollars from retail investors. By working with CDFIs across the country, CNote has been successful in co-creating an investment portal that supports the financial integrity and social impact needs of CDFIs, while delivering a consumer-friendly product that is accessible and transparent. This product provides investors or “good savers” an investment product with quarterly liquidity and 2.5% interest yields. Furthermore, as all of the proceeds from this offering will be deployed to CDFIs, investors’ capital will promote social impact.

CDFI Overview

CDFIs are typically non-profit community lenders that have demonstrated a strong commitment to financial performance and community impact and thus receive official certification from the U.S. Department of the Treasury. Based on a 2013 report by the Opportunity Finance Network (OFN), the national association for CDFIs, we estimate that CDFIs have created over 1,000,000 jobs in the United States, and as of June 2016, the U.S. Department of the Treasury’s CDFI Fund (CDFI Fund) reported that CDFIs encompass over $100 billion in assets, representing funding for schools, community centers, affordable housing and minority and women-owned businesses.

CDFIs currently receive the majority of their capital from large financial institutions and foundations. OFN reports that less than 5% of all funding for CDFIs come from retail investors, and of that amount, the bulk comes from accredited investors. CNote believes there is a historic opportunity to provide everyday, retail investors access to these established community lenders that provide social impact and responsible capital to keep our communities thriving.

Our Solution

CNote has created a technology-driven platform that aggregates investor capital and makes loans to multiple CDFIs across the country pursuant to promissory notes. Each CDFI in which we invest has undergone our robust three-part diligence process, in which we review the organization’s financial stability, historic track record, leadership and community impact. Every 15 to 30 days, we invest the aggregated investor capital in our CDFI partners. The interest from the loans we extend to CDFIs can either be distributed monthly, or re-invested in additional promissory notes, according to each investor’s preference.

The promissory notes we purchase from CDFIs are debt instruments that are used to invest in the pre-vetted small businesses that the CDFIs have underwritten and backed. CDFIs lend primarily to segments often left under-served by major financial institutions. Currently, the majority of these loans go to minority- and women-owned businesses. We plan to expand our operations to CDFIs that make loans to support schools and affordable housing.

Currently, investors in CNote benefit from two layers of protection that accompany these promissory notes.  CNote works with CDFIs whose loan products are affiliated with, or participate in, a series of federal and state programs, including the Small Business Administration Community Advantage program. These programs are designed for new and existing businesses that need loans under $250,000. Additionally, CNote is in a full recourse obligation with its CDFI partners for complete repayment of the investor’s principal and interest. In order to provide additional layers of protection for our investors, CNote is pursuing third-party insurance and is in the process of establishing a loan loss reserve.

CNote’s solution addresses two important, current issues:

1)
CDFIs are actively seeking new sources of capital. The CDFI industry continues to experience double digit growth and yet does not have the capital it needs to fund all of the quality projects the industry aims to serve, including schools, centers and minority-run businesses. This results in a large year over year gap in funding, estimated at over $600 million in a 2014 CDFI Fund report, and thus even larger today.

2)
At the same time, investors are increasingly looking to align their money with their values. Numerous sources, including the Center for Talent Innovation and the Wall Street Journal, have reported that women and millennials are very interested in investing in organizations that support social well-being.

We currently offer an investment product that provides investors quarterly liquidity for up to 10% of the investor’s original principal and accrued interest and a balloon payment at 30 months, subject to a maximum aggregate liquidity amount to be determined by our management. One hundred percent of investors’ contributions are used to make loans to CDFIs, meaning every dollar invested in a CNote Note drives social impact and financial inclusion.

We use technology, data analytics, and a proprietary liquidity algorithm to match investor funds and CDFI funding needs. In addition, CNote conducts three levels of diligence on every potential CDFI partner, including the following:

1)
AERIS Rating Review- AERIS is the national rating agency for the CDFI industry. AERIS prepares in-depth reports on CDFIs’ financial performance and are relied upon by major banks and government entities. In the future, we may also partner with S&P.

2)
CNote Audit - CNote conducts its own robust audit of each potential CDFI partner’s financial performance, and social impact, over the past 10 years. This includes interviews with the leadership team and board members of potential CDFI partners.

3)
CDFI Association Audit - CNote is partnering with OFN, the national association for CDFIs, to provide a tertiary, third-party audit to assess potential CDFI partners. This review is important as OFN maintains the deepest base of knowledge of CDFI trends, challenges and performance over the last two decades.

CNote Platform

We currently operate an online portal, where investors can manage their accounts and purchase CNote Notes. The CNote Notes, as more fully described in this offering circular, are full recourse to us, regardless of payments received by any specific CDFI.  CNote will provide investors information on the CDFIs we partner with and the social impact they are making, including specific borrower stories. However, we will not be directly connecting investors to borrowers.

Prospective CNote Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the CNote Notes program through our platform:

●	Available Online Directly from Us. You can purchase CNote Notes directly from us through our platform.

●
No Purchase Fees Charged.   We will not charge you any commission or fees to purchase CNote Notes through our platform. However, if you engage any financial intermediaries to manage your account or investments, these intermediaries may charge you commissions or fees.

●	Invest as Little as $1. You will be able to build ownership over time in by making purchases as low as $1.

●	Flexible, Secure Payment Options. You may purchase CNote Notes with funds electronically withdrawn from your checking or savings account using our platform or by a wire transfer.

●	Manage Your Portfolio Online. You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports.

Proceeds from the CNote Notes contemplated in this offering will be used to fund CDFI loans, but CNote Notes are not dependent upon any particular loan and remain at all times the general obligations of CNote. Funds from the CNote Notes contemplated in this offering may be added to funds from our disbursement account along with funds from institutional and accredited investors to collectively fund the loans to CDFIs.  Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

In order to provide investors an experience that demonstrates how their dollars are being put to work for social good, CNote will provide information and borrower stories on loans made and projects funded.

Strategic Partnerships

We attract borrowers and investors from our outreach efforts, as well as through strategic partnerships.  From time to time, we have engaged partners on both sides of our platform. This includes membership organizations, corporate entities, and others who refer potential members to us. At present, we also have ongoing relationships with a leading financial technology company and an established Donor Advised Fund.

Competitive Strengths

We believe we benefit from the following competitive strengths compared to other low-risk investment alternatives:

•
We are part of a fast growing impact investment industry. Both U.S. Trust and the Global Impact Investing Network estimate the impact investment industry to be worth over $77 billion in the United States, which has continued to grow each year. Currently available impact investment products are subject to two central limitations:

1)
They are reserved for accredited investors only. Over 90% of all impact investment products are offered solely to accredited investors. This is despite evidence that has identified strong interest – including approximately 88% of women and 85% of millennials surveyed – would prefer their investments to align with their values.

2)
The majority of available impact options provide impact without a competitive return. As a result, would-be investors are required to evaluate the trade-off between earning and making a positive social impact.

•
We offer competitive returns to investors seeking a medium-term savings alternative. Currently, there are few options available to investors seeking to save for their personal goals, such as a down-payment on a home, a car or a wedding, that would provide competitive returns on invested savings over a 3-5 year period. CNote’s ability to offer a competitive 2.5-3% yield versus a 3-year CD (1.6% yield with penalties) or Money Market (1%) puts us at a strong advantage. We are transparent with investors that we are not FDIC insured and that the protection offered through CNote is a full recourse obligation with the company, CDFIs and ultimately with a 3rd party insurer.

•
We focus on an under-served banking sector.   CDFIs maintain a distinct competitive advantage in the small business lending market for commercial loans below $250,000. Due to higher costs, we believe that banks cannot profitably serve this market.  Indeed, traditional banks have been exiting the small business loan market for over a decade.  Our CDFI partners’ underwriting model, borrower acquisition strategy and decade long track record of success enables us to profitably access CDFI loans in this market. Our CDFI partners report that, since their inception, they have not lost one dollar of an individual’s investment.

•
We have an advisory board of focused industry leaders.  Our advisory board members have extensive and diverse experience in a variety of fields, including CDFIs, financial technology, and entrepreneurship. We hope to leverage their insight and relationships to hone and develop our products and strategies.

Strategy

We will pursue the following strategies:

Continue to attract top talent.    We plan to continue attracting experienced professionals in technology, credit and risk assessment, marketing, and finance to implement exceptional risk assessment and management tools in our underwriting process. We plan to supplement key roles as we ramp up our operations by using consultants and advisers.

Conduct due diligence, and routinely monitor CDFI borrowers.  CNote’s management team takes a hands-on approach to ensuring that the quality of CDFIs and their borrowers remains consistent. We have developed a three-part diligence process, which ensures that we work with innovative and financially strong CDFIs across the country.

Additionally, once we have made loans to CDFI borrowers, we ensure that they do not lower their standards. We monitor our CDFI borrowers by employing a monthly “loan strength” assessment, which helps ensure that borrowers are still meeting the same high standards they previously employed.

Scale our business to become a national leader in our sector.   We are focused on growing our national footprint and are testing advertising and marketing efforts in multiple channels.  Increased awareness of our products and services will enable us to scale our lending capacity and attract both new investors and CDFIs to our platform.

Expand product offerings.   Over time, we plan to expand our offerings by introducing new products. We may fund the expansion of our product offerings in part from the proceeds we receive from this offering, but we have not yet finalized the specific products we will introduce or established a particular timeline to expand our product offerings.

Risks Affecting Us

Our business is subject to numerous risks and uncertainties, including those highlighted in the section titled “Risk Factors” beginning on page 9.  These risks include, but are not limited to the following:

●	The CDFI industry has never partnered with a technology-first company to provide access to retail investors.

●	We have a limited operating history in an evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

●	We have a history of operating losses and may not achieve consistent profitability in the future.

●	We operate in a highly regulated industry, and our business may be negatively impacted by changes in the regulatory environment.

●	Our business may be negatively impacted by worsening economic conditions and fluctuations in the credit market.

●	CDFIs may be negatively impacted by political or administrative actions, which could include decreased federal or state support for CDFIs or rollback of supportive policies.

●
We depend on third party service providers for essential functions of our operations, including our payment processing, and the loss of any of these service providers or any disruption in their provided services could materially affect our operations.

●	We may not be able to increase the number and total volume of loans or other products we extend to CDFIs.

●	Holders of CNote Notes are exposed to the credit risk of the Company.

●	There has been no public market for CNote Notes and none is expected to develop.

Recent Developments

CNote is working on two large scale partnerships to expand more broadly in 2017. These include:

•
Partnership with leading financial technology company. This partnership will put CNote in front of everyday investors or savers who are filing their taxes. When this company’s users are presented with an opportunity to invest their tax refunds, CNote will be one of the three options available to the users. As users will have a choice of depositing their tax returns into a bank account, investing in CNote Notes, or an IRA, we expect that this partnership will bring us increased visibility and will expand our investor base.

•
Partnership with established Donor Advised Fund. CNote is working with an established east coast Donor Advised Fund to offer CNote as a low risk investment option for their donors. This is a key entry point into the $70 billion Donor Advised Fund market.

Our Company

We were incorporated in Delaware in April 2016 and began operations in April 2016.  Our principal address is 2323 Broadway, Oakland, CA 94612.  Our phone number is (424) 262-6683. Our website is https://mycnote.com.  Except for this offering circular and our other public filings with the SEC pursuant to the requirements of SEC Regulation A, information found on, or accessible through, our website is not a part of, and is not incorporated into, this offering circular, and you should not consider it part of this offering circular.  For more information, please see our filings on www.sec.gov.

The Offering

Securities offered by us	CNote Notes

CNote Notes
The CNote Notes will:

●         be priced at $0.01 each, with a minimum investment of $1.00;
●         represent a full and unconditional obligation of the Company;
●         bear interest ranging from 2.5 to 3%;
●         have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company; and
●         not be payment dependent on any underlying CDFI loan or loans issued on our online investment portal.

Principal amount of CNote Notes	We will not issue securities hereby having gross proceeds in excess of $50 million during any 12-month period. The securities we offer hereby will be offered on a continuous basis.

Regulation A Tier	Tier 2

CNote Notes Purchasers
Accredited investors pursuant to Rule 501 and non-accredited investors.  Pursuant to Rule 251(d)(2)(C), non-accredited investors who are natural persons may only invest the greater of 10% of their annual income or net worth.  Non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Securities outstanding prior to this offering (as of January 3, 2017)
●         6,000,000 shares of common stock;
●         $255,000 aggregate principal amount of investor promissory notes; and
●         $260,000 aggregate amount sold of future equity pursuant to Simple Agreements for Future Equity.

Manner of offering	See section titled “Plan of Distribution” beginning on page 37.

How to invest	Visit https://mycnote.com and click the “Get Started” link at the top or center of the home page to register and create an account.

Investor Withdrawals	Investors may elect to withdraw their funds. Each quarter, investors may withdraw up to 10% of their original principal and accrued interest.

Use of proceeds
If we sell $50 million of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $50,000,000. Our offering expenses, which we estimate at approximately $500,000, as well as operating expenses and other corporate expenses, will be paid out of cash flow from operations and other capital raised. We intend to use the proceeds from this offering to fund loans. See “Use of Proceeds” on page 18 of this offering statement.

Risk factors	See the section titled “Risk Factors” beginning on page 9 of this offering statement for a discussion of factors that you should read and consider before investing in our Securities.

RISK FACTORS

Investing in our securities involves a high degree of risk. Before deciding whether to invest, you should consider carefully the risks and uncertainties described below, our consolidated financial statements and related notes, and all of the other information in this offering circular. If any of the following risks actually occurs, our business, financial condition, results of operations, and prospects could be adversely affected. As a result, the value of our securities could decline, and you could lose part or all of your investment.

Risks Related to Our Industry

The lending industry is highly regulated. Changes in regulations or in the way regulations are applied to our business could adversely affect our business.

Changes in laws or regulations or the regulatory application or judicial interpretation of the laws and regulations applicable to us could adversely affect our ability to operate in the manner in which we currently conduct business or make it more difficult or costly for us to originate or otherwise make additional loans, or for us to collect payments on loans by subjecting us to additional licensing, registration, and other regulatory requirements in the future or otherwise. A material failure to comply with any such laws or regulations could result in regulatory actions, lawsuits, and damage to our reputation, which could have a material adverse effect on our business and financial condition and our ability to originate and service loans and perform our obligations to investors and other constituents.

The initiation of a proceeding relating to one or more allegations or findings of any violation of such laws could result in modifications in our methods of doing business that could impair our ability to collect payments on our loans or to acquire additional loans or could result in the requirement that we pay damages and/or cancel the balance or other amounts owing under loans associated with such violation. We cannot assure you that such claims will not be asserted against us in the future. To the extent it is determined that the loans we make to CDFIs were not originated in accordance with all applicable laws, we may be obligated to repurchase any portion of the loan we had sold to a third party. We may not have adequate resources to make such repurchases.

Worsening economic conditions or a changing political climate may result in decreased demand for our loans, cause our customers’ default rates to increase, and harm our operating results.

Uncertainty and negative trends in general economic conditions in the United States and abroad, including significant tightening of credit markets, historically have created a difficult environment for companies in the lending industry. Many factors, including factors that are beyond our control, may have a detrimental impact on our operating performance. These factors include general economic conditions, the political climate, unemployment levels, energy costs and interest rates, as well as events such as natural disasters, acts of war, terrorism, and catastrophes. The small business borrowers CDFIs serve may be more sensitive to these macroeconomic factors.

With a new incoming administration, domestic policy decisions could affect the economic or legal situations of CDFIs and their small business borrowers. For instance, the national CDFI Fund, which provides funding and support dollars to CDFIs, may be reduced or eliminated. Similarly, regulations promulgated under the Community Reinvestment Act, if altered or repealed, could materially affect CDFIs and their access to capital.  Losing access to state or federal funding could make it more likely that CDFIs would default on their obligations to us in the event they are unable to collect on the loans they make to borrowers, who, as small businesses, may be more sensitive to macroeconomic factors.

Other industry players may begin or increase lending to CDFIs.

Although we believe our online investment portal presents a new opportunity for CDFIs to access capital from retail investors, others are not precluded from entering, and competing in, this arena. We face potential competition from a variety of sources, including newly-formed companies or existing lenders. Competition in the financial technology sector is intense, and we may be unable to compete against other players in the financial technology sector (such as Lending Club, Funding Circle, and OnDeck Capital), small business divisions of commercial banks (such as Capital One and Wells Fargo), and community banks and credit unions. Our competitors, especially banks, have substantially more resources than we do and spend millions of dollars on marketing. If we are unable to attract borrowers, or repeat borrowers, our results of operations will be adversely affected.

Competition for our employees is intense, and we may not be able to attract and retain the highly skilled employees whom we need to support our business.

Competition for highly skilled personnel, especially engineering and data analytics personnel, is extremely intense, and we could face difficulty identifying and hiring qualified individuals in many areas of our business. We may not be able to hire and retain such personnel at compensation levels consistent with our compensation and salary structure. Many of the companies with which we compete for experienced employees have greater resources than we have and may be able to offer more attractive terms of employment. In particular, candidates making employment decisions, specifically in high-technology industries, often consider the value of any equity they may receive in connection with their employment. Any significant volatility in the value, or the perceived market value, of our stock after any offering may adversely affect our ability to attract or retain highly skilled technical, financial, marketing, or other personnel.

In addition, we invest significant time and expense in training our employees, which increases their value to competitors who may seek to recruit them. If we fail to retain our employees, we could incur significant expenses in hiring and training their replacements and the quality of our services and our ability to serve our customers could diminish, resulting in a material adverse effect on our business.

Risks Related to Our Company

We are an early-stage startup with a history of net losses, and we may never become profitable.

In our fiscal quarter ended June 30, 2016, we had no revenue. We do not expect to be profitable for the foreseeable future. If we are unable to obtain or maintain profitability, we will not be able to attract investment, compete, or maintain operations.

We have a limited operating history in a rapidly evolving industry, which makes it difficult to evaluate our future prospects and may increase the risk that we will not be successful.

We have a limited operating history in an evolving industry that may not develop as expected. Assessing our business and future prospects is challenging in light of the risks and difficulties we may encounter. These risks and difficulties include our ability to:

●	increase the number and total volume of loans and other products we extend to our borrowers;

●	improve the terms on which we lend to our customers as our business becomes more efficient;

●	increase the effectiveness of our business to business marketing and lead generation through referral sources;

●	successfully develop and deploy new products;

●	favorably compete with other companies that are currently in, or may in the future enter, the business of access to CDFI investment opportunities;

●	successfully navigate economic conditions and fluctuations in the credit market;

●	effectively manage the growth of our business; and

●	successfully expand our business into adjacent markets.

We may not be able to successfully address these risks and difficulties, which could harm our business and cause our operating results to suffer.

Our risk management efforts may not be effective.

We could incur substantial losses, and our business operations could be disrupted if we are unable to effectively identify, manage, monitor, and mitigate financial risks, such as credit risk, interest rate risk, liquidity risk, and other market-related risk, as well as operational risks related to our business, assets, and liabilities. To the extent our models used to assess the fiscal responsibility and performance of our CDFI partners do not adequately identify potential risks, the risk profile of such customers could be higher than anticipated. Our risk management policies, procedures, and techniques may not be sufficient to identify all of the risks we are exposed to, mitigate the risks that we have identified, or identify concentrations of risk or additional risks to which we may become subject in the future.

Our allowance for loan losses will be determined based upon both objective and subjective factors and may not be adequate to absorb loan losses.

Our loan loss reserve may not be adequate to address losses should a CDFI partner, irrespective of their full resource obligation, be unable to pay back an investor’s principal and or interest per the agreement.

We are responsible to pay on CNote Notes, regardless of loan losses. As a result, we face the risk that, if CDFIs fail to repay their loans in full, any such failure could lead us to incur losses directly, as well as indirectly in that investors on our loan platform might be less willing to continue investing in our loans. Actual losses are difficult to forecast, especially if such losses stem from factors beyond our historical experience, and unlike traditional banks, we are not subject to periodic review by bank regulatory agencies of our allowance for loan losses. As a result, there can be no assurance that our allowance for loan losses will be comparable to that of traditional banks subject to different regulatory oversight or sufficient to absorb losses or prevent a material adverse effect on our business, financial condition, and results of operations.

We depend on our reputation to attract both CDFI borrowers and retail investors.

We depend heavily on our relationships and our reputation to attract CDFI borrowers, many of whom we reach either through our association with OFN or by word of mouth. If for any reason our reputation suffers, we may face difficulties attracting CDFI borrowers, which could in turn affect our ability to make loans and return capital to investors.

If our reputation suffers, we will also face difficulty in attracting additional retail investors. Additionally, to the extent that retail investors may view our products as similar to, or interchangeable with, other alternative investment platforms or marketplace lenders (such as Lending Club, Funding Circle or OnDeck Capital), we may struggle to attract retail investors.

At this stage, many of our loans will be unsecured obligations of our borrowers.

At this stage, many of our loans will be unsecured obligations of the CDFI borrowers. This means that, for those loans, we will not be able to foreclose on any assets of our borrowers in the event that they default. This may limit our recourse in the event of a default. If our CDFI partners are unable to access collateral on their loans that default, their ability to repay CNote may be adversely impacted.

We rely on capital to grow our business.

As our business scales and loan volume increases, we will require increasing amounts of capital to build our operations. We have to carefully manage capital as we are not yet profitable. As our business grows, we will require increasing levels of new capital to fund our operational needs. This need for capital will require us to find additional investors. Our inability to attract sufficient capital at all or on favorable terms will impact our ability to grow and remain in business.

We currently rely on existing CDFIs to identify, underwrite and service quality borrowers in their respective under-served segments.

Although we conduct due diligence on potential CDFI borrowers, and continue to monitor their operations once we make loans to these CDFIs, we are nevertheless dependent on CDFIs’ ability to identify, underwrite and service borrowers in their respective segments. We cannot control their operations once loans are made. Though the loans we make to CDFIs are full recourse to us, and while it has historically rarely happened, it is possible that CDFIs could become insolvent, shut down, or otherwise cease their operations. In these events, our ability to collect on the CDFI loans, and in turn to pay returns to our investors, could be compromised.

We rely on both retail and investors and institutional investors to invest in CDFIs.

We operate in a demand-driven business, thus our inability to describe potential investments in CNote Notes as a low-risk and attractive investment vehicle is a potential risk.

We rely on investors, both individual and institutional, to fund the loans on our platform. If our investors were to significantly curtail investing, lose interest in low risk options, not engage our website often enough to continue investing, or redeploy cash to other purposes, our results could suffer.

We face increasing competition and, if we do not compete effectively, our operating results could be harmed.

We compete with other companies that lend to CDFIs. These companies include traditional banks, foundations and religious institutions. Many of these offer greater ability to be flexible with cost of capital than CNote.  They are also able to deploy a great amount at one time whereas CNote is dependent on its investors’ contributions any given month.

We face potential competition from future platforms issuing CDFI notes and, if we do not compete effectively, our operating results could be harmed.

When new competitors seek to enter one of our markets, or when existing market participants seek to increase their market share, they sometimes undercut the pricing and/or credit terms prevalent in that market, which could adversely affect our market share or ability to explore new market opportunities.

Our pricing and credit terms could deteriorate if we act to meet these competitive challenges. Further, to the extent that the fees we pay to our strategic partners and borrower referral sources are not competitive with those paid by our competitors, whether on new loans or renewals or both, these partners and sources may choose to direct their business elsewhere. Those competitive pressures could also result in us reducing the cost of capital or being more flexible on the terms we provide to CDFI partners. All of the foregoing could adversely affect our business, results of operations, financial condition, and future growth.

The collection, processing, storage, use, and disclosure of personal data could give rise to liabilities as a result of governmental regulation, conflicting legal requirements, or differing views of personal privacy rights.

We receive, collect, process, transmit, store, and use a large volume of personally identifiable information and other sensitive data from investors and potential investors. There are federal, state, and foreign laws regarding privacy, recording telephone calls, and the storing, sharing, use, disclosure, and protection of personally identifiable information and sensitive data. Specifically, personally identifiable information is increasingly subject to legislation and regulations to protect the privacy of personal information that is collected, processed, and transmitted. Any violations of these laws and regulations may require us to change our business practices or operational structure, address legal claims, and sustain monetary penalties, or other harms to our business.

The regulatory framework for privacy issues in the United States and internationally is constantly evolving and is likely to remain uncertain for the foreseeable future. The interpretation and application of such laws is often uncertain, and such laws may be interpreted and applied in a manner inconsistent with other binding laws or with our current policies and practices. If either we or our third-party service providers are unable to address any privacy concerns, even if unfounded, or to comply with applicable laws and regulations, it could result in additional costs and liability, damage our reputation, and harm our business.

We rely on third-party service providers to deliver our services. Any disruption in services from these service providers, including any disruption of service at their data centers, could interrupt or delay our ability to deliver our service to our investors and CDFI borrowers.

We currently use third-party service providers such as Dwolla to handle many components of our operations. These service providers may themselves rely on third-party data center hosting facilities. The continuous availability of our service depends on the operations of these service providers, on data facilities, on a variety of network service providers, on third-party vendors, and on data center operations staff. In addition, we depend on the ability of our third-party providers to protect the facilities against damage or interruption from natural disasters, power or telecommunications failures, criminal acts, and similar events. If there are any lapses of service or damage to the facilities, we could experience lengthy interruptions in our service as well as delays and additional expenses in arranging new service providers and services. Even with current disaster recovery arrangements, our business could be harmed.

Design and mechanical errors or failure to follow operations protocols and procedures could cause our systems to fail, resulting in interruptions in our platform. Any such interruptions or delays, whether as a result of third-party error, our own error, natural disasters, or security breaches, whether accidental or willful, could harm our relationships with customers and cause our revenue to decrease and/or our expenses to increase. Also, in the event of damage or interruption, our future insurance policies may not adequately compensate us for any losses that we may incur. These factors in turn could further reduce our revenue and subject us to liability, which could materially adversely affect our business.

We are reliant on the efforts of our management team.

We rely on our management team and need additional key personnel to grow our business, and the loss of key employees or inability to hire key personnel could harm our business. We believe our success has depended, and continues to depend, on the efforts and talents of our executives and employees.

All of our employees are at-will and can leave us at any time.

Our future success depends on our continuing ability to attract, develop, motivate, and retain highly qualified and skilled employees. Qualified individuals are in high demand, and we may incur significant costs to attract and retain them. In addition, the loss of any of our senior management or key employees could materially adversely affect our ability to execute our business plan and strategy, and we may not be able to find adequate replacements on a timely basis, or at all. Our executive officers and other employees are at-will employees, which means they may terminate their employment relationship with us at any time, and their knowledge of our business and industry would be extremely difficult to replace. We cannot ensure that we will be able to retain the services of any members of our senior management or other key employees. If we do not succeed in attracting well-qualified employees or retaining and motivating existing employees, our business could be materially and adversely affected.

We have a small number of employees, each of whom is important to our success.

We have only 3 full-time employees. Each of them plays a significant role in our success. Our team covers the following functional duties: engineering and programming, sales and marketing, finance and credit, legal and regulatory, and administration and operations. The loss of any of our employees could have a material adverse impact on our operations. Additionally, because each employee plays such a critical role in a company of this size, any instances of human error or exercises of poor business judgment could negatively impact our company.

Events beyond our control could affect our operations.

Events beyond our control may damage our ability to provide quality CNote Notes to interested borrowers given less quality loans being made or repaid from our CDFI partners. In addition, these catastrophic events may negatively affect customers’ demand for CDFI loans. Such events include, but are not limited to, fires, earthquakes, terrorist attacks, natural disasters, computer viruses, and telecommunications failures. Despite any precautions we may take, system interruptions and delays could occur if there is a natural disaster, if a third-party provider closes a facility we use without adequate notice for financial or other reasons, or if there are other unanticipated problems at our operations facility.

As we rely heavily on our servers, computer and communications systems, and the Internet to conduct our business and provide high-quality customer service, such disruptions could harm our ability to run our business and cause lengthy delays which could harm our business, results of operations, and financial condition.

We do not currently have a backup, outside servicing firm to service borrower payments.

We currently service all of our loans and do not have a backup outside servicer. Loan servicing is an increasingly regulated industry, with various federal and state laws governing the collection of consumer and small business loans, and none of our employees currently devote all of their time to our loans as their time is divided among many responsibilities. Although we are in the process of evaluating potential options, we currently do not have a ready backup servicer in the event that we are suspended from servicing, or are suddenly unable to service our loans.

Our failure to comply with applicable regulations, or our inability to service loans, would adversely affect our operations.

Compliance with Regulation A and reporting to the SEC could be costly.

Compliance with Regulation A could be costly and requires legal and accounting expertise. Because the new rules implementing Title IV of the Jumpstart Our Business Startups Act of 2012 took effect in June 2015, we have no experience complying with the new provisions of Regulation A or making the public filings required by the rule. Besides qualifying this Form 1-A, we must file an annual report on Form 1-K, a semiannual report on Form 1-SA, and current reports on Form 1-U.

Our legal and financial staff may need to be increased in order to comply with Regulation A. Compliance with Regulation A will also require greater expenditures on outside counsel, outside auditors, and financial printers in order to remain in compliance. Failure to remain in compliance with Regulation A may subject us to sanctions, penalties, and reputational damage and would adversely affect our results of operations.

Risks Related to CNote Notes

Holders of CNote Notes are exposed to the credit risk of the Company.

CNote Notes are our full and unconditional obligations. If we are unable to make payments required by the terms of the notes, you will have an unsecured claim against us. CNote Notes are therefore subject to non-payment by the Company in the event of our bankruptcy or insolvency. In an insolvency proceeding, there can be no assurances that you will recover any remaining funds. Moreover, your claim may be subordinate to that of our senior creditors and our secured creditors to the extent of the value of their security.

Holders of CNote Notes are exposed to the credit risk of CDFIs.

We extend loans to CDFIs, which in turn make loans to under-served populations. Although our operations seek to diversify exposure by investing in a variety of CDFIs, if our CDFI borrowers are unable to collect on their loans and are unable to make payments required by the terms of our loans to them, we may be unable to make payments required by the terms of the CNote Notes. As described above, you would then have an unsecured claim against us.

There has been no public market for CNote Notes, and none is expected to develop.

CNote Notes are newly issued securities. Although under Regulation A the securities are not restricted, CNote Notes are still not fully liquid securities. No public market has developed nor is expected to develop for CNote Notes, and we do not intend to list CNote Notes on a national securities exchange or interdealer quotational system. You should be prepared to hold your CNote Notes through their maturity dates as CNote Notes are not fully liquid investments.

CAUTIONARY NOTE REGARDING FORWARD-LOOKING STATEMENTS

This offering circular contains forward-looking statements that are based on our beliefs and assumptions and on information currently available to us.  The forward-looking statements are contained principally in “Offering Circular Summary,” “Risk Factors,” “Management’s Discussion and Analysis of Financial Condition and Results of Operations,” and “Description of Business.”  Forward-looking statements include information concerning our possible or assumed future results of operations and expenses, business strategies and plans, competitive position, business environment, and potential growth opportunities.  Forward-looking statements include all statements that are not historical facts.  In some cases, forward-looking statements can be identified by terms such as “anticipates,” “believes,” “could,” “estimates,” “expects,” “intends,” “may,” “plans,” “potential,” “predicts,” “projects,” “seeks,” “should,” “will,” “would,” or similar expressions and the negatives of those terms.

Forward-looking statements involve known and unknown risks, uncertainties, and other factors that may cause our actual results, performance, or achievements to be materially different from any future results, performance, or achievements expressed or implied by the forward-looking statements.  Those risks include those described in “Risk Factors” and elsewhere in this offering circular.  Given these uncertainties, you should not place undue reliance on any forward-looking statements in this offering circular.  Also, forward-looking statements represent our beliefs and assumptions only as of the date of this offering circular.  You should read this offering circular and the documents that we have filed as exhibits to the Form 1-A of which this offering circular is a part, completely and with the understanding that our actual future results may be materially different from what we expect.

Any forward-looking statement made by us in this offering circular speaks only as of the date on which it is made.  Except as required by law, we disclaim any obligation to update these forward-looking statements publicly, or to update the reasons actual results could differ materially from those anticipated in these forward-looking statements, even if new information becomes available in the future.  All forward-looking statements are expressly qualified in their entirety by the foregoing cautionary statements.

USE OF PROCEEDS

If we sell $50 million of gross proceeds from the sale of our securities under this offering circular, we estimate our net proceeds, after deducting estimated commissions and expenses, will be approximately $50,000,000. Our offering expenses, which we estimate at approximately $500,000, as well as operating expenses and other corporate expenses, will be paid out of cash flow from operations and other capital raised. We intend to use 100% of the proceeds from this offering to fund loans to CDFIs.  See “Risk Factors — Risks Related to Our Company.” Our management will retain sole discretion regarding the use of proceeds from the sale of CNote Notes.

ABOUT THE PLATFORM

Who We Are

We are a newly-formed online investment portal that provides loans to Community Development Financial Institutions (CDFIs) that directly serve under-served population segments, such as women- and minority-owned businesses. As of January 3, 2017, we had facilitated the issuance of $255,000 in loans to CDFIs. CDFIs have been in existence for over 20 years and originated from the Riegle Community Development and Regulatory Improvement Act of 1994. CDFIs have proven over the last two decades that they are a successful $100 billion industry serving nearly every major U.S. bank in the United States. However, CDFIs are seeing a surge in demand and are actively seeking new sources of diversified capital.

As a technology-first social venture, CNote is able to work across the CDFI industry to provide a new source of capital to CDFIs – namely, investment dollars from retail investors. By working with CDFIs across the country, CNote has been successful in co-creating an investment portal that supports the financial integrity and social impact needs of CDFIs, while delivering a consumer-friendly product that is accessible and transparent. This product provides investors or “good savers” an investment product with quarterly liquidity and 2.5% interest yields. Furthermore, as all of the proceeds from this offering will be deployed to CDFIs, investors’ capital will promote social impact.

CDFI Overview

CDFIs are typically non-profit community lenders that have demonstrated a strong commitment to financial performance and community impact and thus receive official certification from the U.S. Department of the Treasury. Based on a 2013 report by the Opportunity Finance Network (OFN), the national association for CDFIs, we estimate that CDFIs have created over 1,000,000 jobs in the United States, and as of June 2016, the U.S. Department of the Treasury’s CDFI Fund (CDFI Fund) reported that CDFIs encompass over $100 billion in assets, representing funding for schools, community centers, affordable housing and minority and women-owned businesses.

CDFIs currently receive the majority of their capital from large financial institutions and foundations. OFN reports that less than 5% of all funding for CDFIs come from retail investors, and of that amount, the bulk comes from accredited investors. CNote believes there is a historic opportunity to provide everyday, retail investors access to these established community lenders that provide social impact and responsible capital to keep our communities thriving.

Our Solution

CNote has created a technology-driven platform that aggregates investor capital and makes loans to multiple CDFIs across the country pursuant to promissory notes. Each CDFI in which we invest has undergone our robust three-part diligence process, in which we review the organization’s financial stability, historic track record, leadership and community impact. Every 15 to 30 days, we invest the aggregated investor capital in our CDFI partners. The interest from the loans we extend to CDFIs can either be distributed monthly, or re-invested in additional promissory notes, according to each investor’s preference.

The promissory notes we purchase from CDFIs are debt instruments that are used to invest in the pre-vetted small businesses that the CDFIs have underwritten and backed. CDFIs lend primarily to segments often left under-served by major financial institutions. Currently, the majority of these loans go to minority- and women-owned businesses. We plan to expand our operations to CDFIs that make loans to support schools and affordable housing.

Currently, investors in CNote benefit from two layers of protection that accompany these promissory notes.  CNote works with CDFIs whose loan products are affiliated with, or participate in, a series of federal and state programs, including the Small Business Administration Community Advantage program. These programs are designed for new and existing businesses that need loans under $250,000. Additionally, CNote is in a full recourse obligation with its CDFI partners for complete repayment of the investor’s principal and interest. In order to provide additional layers of protection for our investors, CNote is pursuing third-party insurance and is in the process of establishing a loan loss reserve.

CNote’s solution addresses two important and timely issues:

1)
CDFIs are actively seeking new sources of capital. The CDFI industry continues to experience double digit growth and yet does not have the capital it needs to fund all of the quality projects the industry aims to serve, including schools, centers and minority-run businesses. This results in a large year over year gap in funding, estimated at over $600 million in a 2014 CDFI Fund report, and thus even larger today.

2)
At the same time, investors are increasingly looking to align their money with their values. Numerous sources, including the Center for Talent Innovation and the Wall Street Journal, have reported that women and millennials are very interested in investing in organizations that support social well-being.

We currently offer an investment product that provides investors quarterly liquidity for up to 10% of the investor’s original principal and accrued interest and a balloon payment at 30 months. One hundred percent of investors’ contributions are used to make loans to CDFIs, meaning every dollar invested in a CNote Note drives social impact and financial inclusion.

We use technology, data analytics, and a proprietary liquidity algorithm to match investor funds and CDFI funding needs. In addition, CNote conducts three levels of diligence on every potential CDFI partner, including the following:

1)
AERIS Rating Review - AERIS is the national rating agency for the CDFI industry. AERIS prepares in-depth reports on CDFIs’ financial performance and are relied upon by major banks and government entities. In the future we may also partner with S&P.

2)
CNote Audit - CNote conducts its own robust audit of each potential CDFI partner’s financial performance, and social impact, over the past 10 years. This includes interviews with the leadership team and board members of potential CDFI partners.

3)
CDFI Association Audit - CNote is partnering with OFN, the national association for CDFIs, to provide a tertiary, third-party audit to assess potential CDFI partners. This review is important as OFN maintains the deepest base of knowledge of CDFI trends, challenges and performance over the last two decades.

CNote Platform

We currently operate an online portal, where investors can manage their accounts and purchase CNote Notes. The CNote Notes, as more fully described in this offering circular, are full recourse to us, regardless of payments received by any specific CDFI.  CNote will provide investors information on the CDFIs we partner with and the social impact they are making, including specific borrower stories. However, we will not be directly connecting investors to borrowers.

Prospective CNote Notes investors will create a username and password, and indicate agreement to our terms and conditions and privacy policy.

The following features are available to participants in the CNote Notes program through our platform:

●	Available Online Directly from Us. You can purchase CNote Notes directly from us through our platform.

●
No Purchase Fees Charged.   We will not charge you any commission or fees to purchase CNote Notes through our platform. However, if you engage any financial intermediaries to manage your account or investments, these intermediaries may charge you commissions or fees.

●	Invest as Little as $1. You will be able to build ownership over time in by making purchases as low as $1.

●	Flexible, Secure Payment Options. You may purchase CNote Notes with funds electronically withdrawn from your checking or savings account using our platform or by a wire transfer.

●	Manage Your Portfolio Online. You can view your investments, returns, and transaction history online, as well as receive tax information and other portfolio reports.

Proceeds from the CNote Notes contemplated in this offering will be used to fund CDFI loans, but CNote Notes are not dependent upon any particular loan and remain at all times the general obligations of CNote. Funds from the CNote Notes contemplated in this offering may be added to funds from our disbursement account along with funds from institutional and accredited investors to collectively fund the loans to CDFIs.  Final decisions on use of proceeds allocations will be made by management on a loan-by-loan basis.

In order to provide investors an experience that demonstrates how their dollars are being put to work for social good, CNote will provide information and borrower stories on loans made and projects funded.

Our Business

Under our business model, we generate revenue by keeping the spread between the interest rate we charge CDFIs and the interest distributed to the investors.

Our credit policy targets CDFI borrowers with higher creditworthiness and stable financial situation.  In order to borrow from CNote, CDFIs must display characteristics indicative of a healthy loan portfolio and a durable financial situation.  The factors we consider include CDFIs’ repayment rates, loan delinquencies, loan loss reserves, credit enhancements and guarantees, length of time in business, and other financial and credit variables. Additionally, CNote CDFI borrower members are required to provide us with audited relevant financial and impact data about their operational and lending activities.

The loans we make to CDFIs are full recourse to CNote. Our loans are not amortizing and are repaid monthly through electronic bank payments. We are currently legally authorized to lend in 45 states plus the District of Columbia as a non-bank commercial lender: We are in the process of applying for a California finance lenders license.

Technology & Relationships

CNote maintains a competitive advantage given its industry expertise, relationship, technology and go to market strategy.

Although CDFIs have been in existence for over 20 years, CDFIs have largely operated as business-to-business or B2B industry. There are over 1,000 CDFIs across the country of varying sizes, geographic make-ups and product lines. CDFIs’ assets total $100 billion in loans, with an average default rate of less than 3% and a net charge off rate (bad debt) of less than 1%.

Though their specific areas of focus vary, all CDFIs share a primary mission of providing fair and responsible capital to under-served segments, such as women- or minority-owned businesses, as well as other schools or affordable housing. Each year, CDFIs must be re-certified by the CDFI Fund, which helps ensure they continue serving the communities they intend and are maintaining strong financial performance.

While individual CDFIs have tried to reach retail investors, few have done so successfully. The majority of CDFIs, many of whom are non-profits, do not have the marketing, legal or technology dollars and expertise to effectively address retail investors. This is among the reasons that OFN reports that less than 5% of CDFIs’ funding comes from individual, retail investors.

CNote is excited to change this dynamic through technology and outreach. By forging relationships with key CDFIs and the national CDFI industry, CNote has been able to develop a scalable solution that enables CDFIs to access retail investor capital using our simple, responsible and seamless platform. In addition to building key relationships in the CDFI industry, we have developed technology that meets the unique products, assets and liability, and liquidity needs of CDFIs.

In addition to providing CDFIs with new access to retail capital, CNote provides the CDFI industry as a whole with increased visibility. In turn, this will increase CDFIs’ ability to raise funds for their operations as well as attract new borrowers for their loans.

Our Process

CNote aggregates investors’ contribution amounts from its technology platform every 15 to 30 days. At the end of each 15 to 30-day period, CNote’s technology algorithm will decide how to allocate the aggregated contributions among the different CDFI partners. This algorithm will ensure that investors’ capital is properly spread out across CDFIs, including by geography and industry focus, to maximize diversification for our investors. Additionally, our process ensures that no single CDFI receives all of an investor’s contribution, that CDFIs receive dollar amounts that address their liquidity and funding needs.

Currently, CNote does not let individual investors choose which CDFI(s) to invest in. We do this because there is no standard set of information available to investors to adequately access the risk of investing in particular CDFIs. Our three-part diligence process presents a critical value proposition for the investor, allowing them access to CDFIs that are otherwise difficult to find or assess from the standpoint of making a financial investment.

In the future, CNote may allow investors to invest in their local communities. For example, should an investor choose to invest in CDFIs operating in Detroit versus in our “general fund” (which is comprised of CDFIs across the country), we will provide detailed descriptions of the risk associated with investing in one geography.

CNote works with both retail investors and institutional investors. Loans made by our CDFI partners are therefore funded by both our retail investors as well as Donor Advised Fund and Family Offices.

Borrower Members

A CDFI may become a borrower after satisfactory completion of our due diligence review. Prospective CDFI partners must provide us with relevant data about their organization’s financial health, organizational capacity, business volume and projected growth, product line, loan portfolio performance, credit enhancements, and social impact. We use this data to underwrite the CDFI and fund loans to it through the CNote Platform.

CNote evaluates capital demand from CDFIs on a monthly basis. Our management team will continue to monitor the operational and lending activities of our CDFI partners, including the health of their loan portfolios, to ensure against any increased risks.

Application Process

Potential CDFI borrowers may express interest to receive capital by contacting CNote. We also are connected to potential CDFI borrowers through OFN, the national organization for CDFIs, and by word of mouth among members of the CDFI industry. CNote lends to qualified CDFIs who pass our business, credit and impact qualifications and are approved through our underwriting process. Borrowers provide a variety of information including audited financial statements, impact report and loan portfolio status.

Underwriting Process

Currently, we offer CDFI borrowers term loans of different maturity and varied amounts defined during underwriting process.

 Specifically, we provide simple, balloon payment, fixed-term loans to qualified CDFI borrowers. In order to qualify, CDFI borrower applicants must be approved through our proprietary underwriting process, which analyzes the creditworthiness, financial and impact data of the CDFI. CNote conducts three stages of due diligence on prospective CDFI borrowers, which include internal due diligence following industry best practices, reviewing opinions from AERIS, the rating agency that specializes in CDFIs, and the opinion of OFN, the national membership association of CDFIs. Our determination of what loan amount to approve, how the loan will be priced, and the length of loan is primarily based on this due diligence analysis. We also may consider additional factors such as the products line-up of CDFIs or the general economic environment. Once our analysis is complete, we may approve a CDFI’s loan request for institutional and accredited investors to fund.

Based on the results of our analysis, we are able to determine the cost of capital to the CDFI, including the amount of capital we will loan, and the loan’s liquidity, and term. Our loans are typically issued to CDFI borrowers in the form of a master promissory note, which allows them to make multiple requests for capital. If a CDFI borrower makes an additional request for a loan, we will re-evaluate the CDFI in accordance with our underwriting process. If the results of our analyses differ, a CDFI borrower may receive different financial terms on subsequent draw downs.

Pricing and Loan Amount Assignment

During our underwriting process, we establish the interest rates and loan amounts, in view of several factors. These include the following:

•	the general economic environment,
•	the CDFI’s competitive factors, including the products in which the CDFI intends to deploy the funds it will obtain through the CNote Platform, as well as its competition,
•	the estimated default rate on the CDFI’s loan portfolio,
•	the terms of the loan including its length and the CDFI’s eligibility for a higher loan amount, and
•	the availability of credit enhancements and guarantees.

Risk Characteristics of Receivables

●
We extend loans to CDFIs, which in turn make loans to small businesses in under-served segments of the population. Small businesses are more sensitive to macro-economic factors, and a weakening economy will hamper the ability for a small business to meet the obligations of their loans. Although our operations seek to diversify exposure by investing in a variety of CDFIs, if our CDFI borrowers are unable to collect on their loans to small businesses, the CDFI borrowers may be unable to make payments required by the terms of our loans to them.

●
At this stage, many of our loans are unsecured obligations of the CDFI borrowers. This means that, for those loans, we will not be able to foreclose on any assets of our borrowers in the event that they default. This limits our recourse in the event of a default. If our CDFI partners are unable to access collateral on their loans that default, their ability to repay CNote may be adversely impacted.

●	We do not currently have, or provide, third-party insurance on our loan products. We are presently exploring insurance options.

Portfolio Information

As of January 3, 2017, we have originated two loans, in the aggregate principal amount of $255,000, to CDFI borrowers.

•
In August 2016, we entered into a Promissory Note with NYBDC Local Development Corporation d/b/a Excelsior Growth Fund (Excelsior), pursuant to which we loaned Excelsior the principal amount of $75,000. This Promissory Note had a maturity date of December 1, 2016 and accrued interest at the rate of 3% per annum.

•
On January 3, 2017, we entered into a Master Promissory Note with Excelsior. This Master Promissory Note uses a model we intend to replicate, in which CDFI borrowers will be able to make repeat requests for capital. At this time, we have made one loan to Excelsior under this instrument, with a principal amount of $180,000, an interest rate of 3% per annum, and a 30-month term.

DESCRIPTION OF PROPERTY

We lease office space at a coworking facility in Oakland, CA on a month-to-month basis. If necessary, we believe we can find alternative office space without difficulty near our current location.

MANAGEMENT’S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND
RESULTS OF OPERATIONS

You should read the following discussion and analysis of our financial condition and results of operations together with our consolidated financial statements and the related notes and other financial information included elsewhere in this offering circular.  Some of the information contained in this discussion and analysis, including information with respect to our plans and strategy for our business, includes forward-looking statements that involve risks and uncertainties.  You should review the “Risk Factors” section of this offering circular for a discussion of important factors that could cause actual results to differ materially from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Since we were formed in 2016, the discussion below covers our liquidity and performance on a go-forward basis, rather than describing our existing performance.

Overview

We are an online  investment portal that funds loans to CDFIs, which in turn make loans to under-served communities.  As of January 3, 2017, we have originated $255,000 in loans. We generate revenue through the spread between the interest rate we charge CDFIs and the interest we pass on to our investors.

Operating Results

Revenues. From our inception through June 30, 2016, we had no revenue.

Operating Expenses. From our inception through June 30, 2016, we had operating expenses of $5,848. The largest line items of operating expenses were research & development and legal fees.

Liquidity and Capital Resources

Sources of Liquidity

To date, we have funded our operations primarily through equity financings and have funded our lending activities primarily through investments in our CNote Notes by accredited investors.

Equity and Debt Financing

By January 2017, we raised approximately $260,000 by selling SAFE interests that will convert to preferred stock upon on our issuance of preferred stock in a future equity raise. This capital is used for advertising and marketing, expanding operations, and for other general corporate purposes.

Operating Activities

Cash flows from operating activities primarily include net losses adjusted for changes in the balances of operating assets and liabilities, which can vary significantly in the normal course of business due to the amount and timing of various payments.

Operating and Capital Expenditure Requirements

We are planning equity fundraising within the next several months.  We expect those funds, and our existing cash reserves to be sufficient to meet our anticipated cash operating expense and capital expenditure requirements for our Company’s near-term growth plan.  If those funds are insufficient to satisfy our liquidity requirements, we will seek additional equity or debt financing.  The sale of equity may result in dilution to our stockholders and those securities may have rights senior to those of our common shares.  If we raise additional funds through the issuance of debt, the agreements governing such debt could contain covenants that would restrict our operations and such debt would rank senior to shares of our common stock.  We may require additional capital beyond our currently anticipated amounts and additional capital may not be available on reasonable terms, or at all.

Trends and Key Factors Affecting Our Performance

Investment in Long-Term Growth.    The core elements of our growth strategy include acquiring new customers, broadening our distribution capabilities through strategic partners, enhancing our data and analytics capabilities, providing third-party insurance, expanding our product offerings, extending customer lifetime value, and expanding geographically.  We plan to continue to invest significant resources to accomplish these goals, and we anticipate that our operating expenses will continue to increase for the foreseeable future, particularly our sales and marketing and technology and analytics expenses.  These investments are intended to contribute to our long-term growth, but they may affect our near-term profitability.

Originations.  Our future growth will continue to depend, in part, on attracting new customers on investor side of our platform and engaging with more CDFIs on the borrower side.  We plan to increase our sales and marketing spending and seek to attract these investors.  We continue to expect to rely on strategic partners such as wealth platforms for investor growth and the membership association for CDFI engagement.

We expect CDFIs’ need for capital to increase in the future. The extent to which we can satisfy that increased demand for capital will be an important factor in our continued revenue growth and our visibility into future revenue.

Summary of Critical Accounting Policies

Our management’s discussion and analysis of our financial condition and results of operations is based on our consolidated financial statements, which have been prepared in accordance with GAAP.  The preparation of these consolidated financial statements requires us to make estimates and assumptions that affect the reported amounts of assets and liabilities, disclosure of contingent assets and liabilities at the date of the consolidated financial statements, and the reported amounts of revenue and expenses during the reported period.  In accordance with GAAP, we base our estimates on historical experience and on various other assumptions that we believe are reasonable under the circumstances.  Actual results may differ from these estimates under different assumptions or conditions.

Our significant accounting policies are fully described in Note 2 to our consolidated financial statements appearing elsewhere in this offering circular (see pages F-7 to F-9), and we believe those accounting policies are critical to the process of making significant judgments and estimates in the preparation of our consolidated financial statements.

Internal Use Software.  We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with Accounting Standards Codification (ASC) 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred.

Revenue Recognition. The Company will recognize revenue from interest derived from CDFI investments if (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

MANAGEMENT

Our executive officers and directors, and ages are as follows:

Name	Age	Position	Term of Office
Catherine Berman	41	President, Chief Executive Officer, Co-Founder, Director	Since June 17, 2016
Yuliya Tarasava	33	Chief Operating Officer, Co-Founder, Treasurer, Secretary, Director	Since inception

Catherine Berman

Ms. Berman co-founded CNote and has served as our President and Chief Executive Officer and a member of our Board of Directors since June 2016.  Before launching CNote, Ms. Berman served as Managing Director of Charles Schwab, one of America’s leading financial services businesses.  At Schwab, Ms. Berman led a strategy division focusing on the future of financial services and drove billion dollar product development decisions.  Prior to Schwab, Ms. Berman maintained a host of management positions including Senior Vice President of Astia (venture capital), Strategy & Operations Manager at Deloitte Consulting, LLP (management consulting) and Vice President of Evins Communications, LLC.  Her international work experience spans from India to Israel with extensive work in Central and South America.  Her last startup, Global Brigades, grew into a multi-million dollar firm in less than four years and is now the world’s largest student development firm.  Ms. Berman graduated magna cum laude from Boston University and received her MBA from the University of Oxford where she founded the Oxford Women in Business Network.

Yuliya Tarasava

Ms. Tarasava co-founded CNote and has served as our Chief Operating Officer, Treasurer, Secretary and a member of our Board of Directors since the company’s inception.  Ms. Tarasava began her career conducting intensive quantitative research on new market opportunities and designing investment solutions across asset classes for AMG Funds—a $75 billion asset firm providing access to boutique investment strategies.  Ms. Tarasava then went on to Summit Rock Advisors, a $10 billion OCIO firm, where she developed and implemented the firm’s proprietary analytics and risk management framework.  Most recently, she worked with a high-growth financial services company in Kenya where she led both product development and scale strategy efforts working directly with the company’s chief executive officer.  Her prior experience also includes creating an investment education portal in Russia and providing pro-bono consulting for non-profits and startups around the world.  Ms. Tarasava graduated magna cum laude from Belarusian State University and received her MS in Finance from Fairfield University.

Advisory Board

Jeremy Nowak

Jeremy Nowak is one of America’s leading practitioners and thought leaders in urban development and civil society. He previously founded TRF, a billion dollar CDFI, as well as served as Chair of the Board of the Federal Reserve Bank of Philadelphia.

Suparna Bhasin

Ms. Bhasin is CEO of She Creates Change and a thought leader in change management and executive coaching. She currently runs an international impact investment fund.

Alex Dang

Mr. Dang is Director of Lending for Opportunity Fund, one of the largest micro lending organizations in California. He maintains extensive experience in product development and partnerships.

Anna Fabian

Ms. Fabian is Head of Product at SoFi, a leading financial technology company. Prior to SoFi, Anna had leadership positions at Wells Fargo and Chase Securities. She has deep experience developing and managing products in both large financial institutions and startups.

Emily Jennings

Ms. Jennings is a seasoned finance professional and served previously as Director of Institutional Capital at SoFi and Vice President of Barclays. She is currently Head of Finance and Branch.

Cheryl Traverse

Ms. Traverse is a serial entrepreneur and has been CEO of 5 successful technology companies. She secured funding, set the strategic direction, delivered market-leading products, built revenue traction and created successful exits for all 5 companies.

 Family Relationships

None.

Conflicts of Interest

We do not believe that we are a party to any transactions that contain or give rise to a conflict of interest between any of our directors, officers and major stockholders on the one hand, and CNote on the other hand.  Two of our employees have invested $5,000 each through our platform, but we do not believe these small investments present a conflict of interest.

Involvement in Certain Legal Proceedings

Except for routine collections suits against borrowers from time to time, we are not presently a party to any litigation.

COMPENSATION OF DIRECTORS AND EXECUTIVE OFFICERS

For fiscal year 2016, the Company had only two employees. Neither Ms. Berman nor Ms. Tarasava received any compensation for fiscal year 2016.

The Company has two directors who also serve as executive officers.  We expect to begin payment of compensation in 2017 and anticipate that we will set executive compensation annually, based on several factors including company and individual leadership, performance compensation of competitor peer group, and other factors.

SECURITY OWNERSHIP OF MANAGEMENT AND CERTAIN SECURITY HOLDERS

Name and address of beneficial owner(1)	Amount and nature of beneficial ownership as of December 31, 2016	Amount and nature of beneficial ownership acquirable as of December 31, 2016	Percent of class
Catherine Berman	0 shares of common stock(2)	0	N/A

Yuliya Tarasava	0 shares of common stock(3)	0	N/A

All executive officers and directors as a group (2 persons)	0 shares of common stock	0	N/A
________________________

(1)	Unless otherwise noted, the address of each executive officer and director is CNote Group, Inc., 2323 Broadway, Oakland, CA 94612.

(2)	Does not reflect issuances of an aggregate 3,300,000 shares of common stock, of which 25% vests on June 17, 2017 and monthly in equal installments thereafter.

(3)	Does not reflect issuances of an aggregate 2,700,000 shares of common stock, of which 25% vests on April 22, 2017 and monthly in equal installments thereafter.

THE CNOTE PLATFORM

CNote Note investors are provided with a note directly from the Company.  All CNote Notes earn the designated annual interest rate. These loans are callable at any time by us. That is, we may repurchase the asset from the CNote Note investor at the par value of outstanding principal plus the interest accrued through the repurchase date.

CNote Notes are held on our platform in electronic form and are not listed on any securities exchange.  Selling of CNote Notes to third parties is prohibited unless expressly permitted by us.  CNote Notes will be viewed and will only be accessible by accessing the “Your Account” page on our website.  The CNote Notes are only accessible by the individual investor and cannot be accessed unless the investor enters his or her login credentials.  All CNote Notes must be held by CNote investor members.

Loan Servicing

CNote has built a platform accessible by customers through online account servicing.  CNote manages investor servicing and loan servicing in-house.

Fees

Currently the platform is only available to accredited investors, but when it is open to them, CNote non-accredited investors will not be charged a servicing fee for their investments, but may be charged a transaction fee if their method of deposit requires us to incur an expense.

Use of Proceeds

We will use all proceeds of this offering to fund loans to CDFIs through the CNote platform.  See “Use of Proceeds.”

Establishing an Account

The first step to being able to purchase CNote Notes under our platform is for you to set up an account (a CNote Account).  Our process initially requires you to share your name and an email address to register a CNote Account, before choosing how much to invest. In order to set up a CNote Account you must also complete the following steps:

●
if you are an individual, you will need to establish a CNote Account through our platform by registering and providing your name, email address, Social Security Number, and other specified information;

●
if you are an organization, you will establish a CNote Account through our platform by registering and providing the name of the organization, the type of organization, email address, tax identification number, and other specified information; and

●
in either case, you must agree to our terms of use, privacy policy, and subscription agreement, which provide for the general terms and conditions of using our platform and purchasing the CNote Notes and other applicable terms and conditions.

As part of these terms and conditions and by registering to purchase CNote Notes, you will be required to certify to us, among other things, that:

●	you will have had the opportunity to download and view this offering circular and any offering circular supplement through our platform each time you purchase CNote Notes;

●	if you are an individual investor, your purchase order is submitted for and on behalf of your account;

●	if you are an organization, your purchase order has been submitted by an officer or agent who is authorized to bind the organization;

●	you are making your own investment decision and understand the risk of investing in the CNote Notes;

●	we are not providing you any investment advice nor are we acting as or registered as a broker, dealer, investment adviser or other fiduciary; and

●	your purchase order and all other consents submitted through our platform are legal, valid and enforceable contracts.

You must agree to receive all notifications required by law or regulation or provided for by our platform electronically at your last electronic address you provided to us.

After you have successfully registered with our platform, you will receive a confirmation of your successful registration.  Please note that you are not obligated to submit a purchase order for any CNote Notes simply because you have registered on our platform.  However, once you specify an investment amount and connect your bank account, as specified below, you will complete a purchase order for CNote Notes.

The CNote Notes may not be a suitable investment for you, even if you qualify to purchase CNote Notes.  Moreover, even if you place a purchase order, you may not receive an allocation of CNote Notes for a number of reasons.

If you have difficulty opening an account or otherwise using our platform, you may call a number listed on our website to speak with one of our customer service representatives.  Customer service representatives will help you with technical and technology issues related to your use of our platform.  However, customer service representatives will not provide you with any investment advice, nor will they provide you with any information as to the CNote Notes, how much to invest in CNote Notes, or the merits of investing or not investing in CNote Notes.

How to Purchase CNote Notes

You may submit purchase orders by:

●	indicating the amount of CNote Notes that you wish to purchase;

●	reviewing the applicable offering circular for CNote Notes;

●	submitting a purchase order by clicking the confirmation button; and

●	linking a bank account by following the requested steps to provide the necessary funds.

You will not be able to purchase a CNote Note unless you have completed all of the above steps.

Once you submit a purchase order to our platform, your purchase order will constitute an offer to purchase CNote Notes.

Platform Operation

Although our platform has been subjected to testing to confirm its functionality and ability to handle numerous purchase orders and prospective investors, we cannot predict the response of our platform to any particular issuance of CNote Notes pursuant to this offering circular.  You should be aware that if a large number of investors try to access our platform at the same time and submit their purchase orders simultaneously, there may be a delay in receiving and/or processing your purchase order.  You should also be aware that general communications and internet delays or failures unrelated to our platform, as well as platform capacity limits or failures may prevent purchase orders from being received on a timely basis by our platform. We cannot guarantee you that any of your submitted purchase orders will be received, processed and accepted during the offering process.

Orders are typically processed once we confirm that CDFIs are able to accept the funds we intend to allocate to them.  You may not withdraw the amount of your purchase order. Once a purchase order is accepted and processed, it is irrevocable.  See “The CNote Platform—Structure of Investor Accounts and Treatment of Your Balances” for more information.

Prior to submitting a purchase order, you will be required to acknowledge receipt of the offering documents for the CNote Notes that you wish to purchase.  In the case of an entity investor, the prospective investor will be required to make representations regarding the authority of the signatory to enter into the agreement and make representations on behalf of the entity.

Currently, the minimum purchase order that you may submit for any particular offering of CNote Notes is $1.00, and there is no maximum purchase order that may be submitted, except for non-accredited investors, whose purchases will be subject to the following limits pursuant to SEC Rule 251(d)(2)(C):

●	natural non-accredited persons may only invest the greater of 10% of their annual income or net worth; and

●	non-natural non-accredited persons may invest up to 10% of the greater of their net assets or revenues for the most recently completed fiscal year.

Structure of Investor Accounts and Treatment of Your Balances

We maintain and act as the recordkeeper of a general checking account at Silicon Valley Bank (SVB), from which we disburse funds. We work with Dwolla, a payment processing API, to facilitate transfers from, and to, investors’ accounts. Dwolla processes  payments using the ACH network. Alternatively, an investor may wire funds to our SVB account.  We do not process payments from investors until we have committed funds to CDFIs. Once funds are committed to a CDFI, we process payments, which pools money from our investors into our SVB account, and from the SVB account, we disburse funds to CDFIs.

Our process consists of the following steps:

•	We determine the aggregate amount of funds committed by our investors;

•	Using our algorithms, we allocate these funds among our CDFI borrowers;

•	Once we have determined our commitments to CDFIs, we use Dwolla to process payments into our SVB account (or have investors wire us their funds); and

•	We extend loans to CDFI borrowers.

We will maintain records for you detailing the amount of funds that are available to you for the purchase of CNote Notes or for withdrawal in your CNote Account.  These CNote Accounts allow us to track and report for each investor the funds the investor has committed to purchasing CNote Notes and deploying into our CDFI borrowers (by means of transfer into, and out of, our SVB disbursement account), the interest and principal payments that the prospective investor has received on outstanding CNote Notes that it owns, and the amount (if any) available for withdrawal by the investor.  You have no direct relationship with the bank holding the SVB disbursement account by virtue of having a CNote Note account or purchasing CNote Notes on our platform.

Tax and Legal Treatment

CNote Notes will receive interest income.  At the end of the calendar year, investors with over $10 of realized interest will receive a form 1099-INT.  These will need to be filed in accordance with the United States Tax Code.  Investors’ tax situations will likely vary greatly and all tax and accounting questions should be directed towards a certified public accountant.

We are regulated state-by-state as a nonbank, commercial lender and have obtained licenses and registrations where required in each state where we lend.  Most states do not require us to obtain licenses for our commercial lending activities, as currently structured.  We currently are authorized to lend in 45 states and the District of Columbia, and are in the process of filing for a California lending license.  As a lender we are generally subject to the lending laws of our home state of California and possibly the home state of the borrower.  We maintain a dialogue with regulators in states in which we operate and strive to run our business within the bounds of the law and the principles of fairness and goodwill.

SECURITIES BEING OFFERED

Following is a summary of the terms of the CNote Notes which will be offered on the CNote Basic site.

General.   We may offer CNote Notes, with a total value of up to $50 million on a continuous basis, under this offering circular.  We will not issue more than $50 million of securities pursuant to this offering circular in any 12-month period.

The CNote Notes will:

●	be priced at $0.01 each, with a minimum investment of $1.00;

●	represent a full and unconditional obligation of the Company;

●	bear interest ranging from 2.5 to 3%;

●	have a term of 30 months and will be callable, redeemable, and prepayable at any time by the Company;

●	not be payment-dependent on any underlying CDFI loan issued on our online investment portal.

Ranking.   The CNote Notes will be our general unsecured obligations, and will rank equally with all of our other unsecured debt unless such debt is senior to or subordinate to the CNote Notes by its terms.

Form and Custody.   CNote Notes will be issued by a computer-generated program on our website and electronically signed by the Company in favor of the investor.  The CNote Notes will be stored by the Company and will remain in the Company’s custody for ease of administration.  Except during periodic system maintenance, investors may view their CNote Notes through their online dashboard.

Prepayment.   CNote Notes will be callable, redeemable, and prepayable at any time by the Company at par value plus any accrued but unpaid interest.

Conversion or Exchange Rights.   We do not expect the CNote Notes to be convertible or exchangeable into any other securities.

Events of Default.   The following will be events of default under the CNote Notes:

●	if we fail to pay interest when due and our failure continues for 90 days and the time for payment has not been extended or deferred;

●	if we fail to pay the principal, or premium, if any, when due whether by maturity or called for redemption; and

●	if we cease operations, file, or have an involuntary case filed against us, for bankruptcy, are insolvent or make a general assignment in favor of our creditors.

The occurrence of an event of default of CNote Notes may constitute an event of default under any bank credit agreements we may have in existence from time to time.  In addition, the occurrence of certain events of default may constitute an event of default under certain of our other indebtedness outstanding from time to time.

Governing Law.   CNote Notes will be governed and construed in accordance with the laws of the State of California.

No Personal Liability of Directors, Officers, Employees and Stockholders.   No incorporator, stockholder, employee, agent, officer, director or subsidiary of ours will have any liability for any obligations of ours due to the issuance of any CNote Notes.

PLAN OF DISTRIBUTION

Subscribing for CNote Notes

We are offering up to $50,000,000 in our CNote Notes pursuant to this offering circular.  CNote Notes being offered hereby will be only be offered through the CNote website at https://mycnote.com and through management-approved third-party platform partners. This offering circular will be furnished to prospective investors via electronic PDF format before or at the time of all written offers and will be available for viewing and download on the CNote website, on approved partner sites, as well as on the SEC’s website at www.sec.gov.

In order to subscribe to purchase CNote Notes, a prospective investor must agree create an account on our website, provide the requested personal information and link to a bank account, and must agree to the terms of our promissory note, terms of use, and privacy policy.

State Law Exemption and Offerings to “Qualified Purchasers”

Our CNote Notes are being offered and sold only to “qualified purchasers” (as defined in Regulation A under the Securities Act of 1933).  As a Tier 2 offering pursuant to Regulation A under the Securities Act, this offering will be exempt from state “Blue Sky” law review, subject to certain state filing requirements and anti-fraud provisions, to the extent that our CNote Notes offered hereby are offered and sold only to “qualified purchasers” or at a time when our CNote Notes are listed on a national securities exchange.  “Qualified purchasers” include: (i) “accredited investors” under Rule 501(a) of Regulation D and (ii) all other investors so long as their investment in our CNote Notes does not represent more than 10% of the greater of their annual income or net worth (for natural persons), or 10% of the greater of annual revenue or net assets at fiscal year-end (for non-natural persons).  Accordingly, we reserve the right to reject any investor’s subscription in whole or in part for any reason, including if we determine in our sole and absolute discretion that such investor is not a “qualified purchaser” for purposes of Regulation A.

Physical Notes Will Not be Issued

We will not issue CNote Notes in physical or paper form.  Instead, our CNote Notes will be recorded and maintained on our membership register.

Advertising, Sales and other Promotional Materials

In addition to this offering circular, subject to limitations imposed by applicable securities laws, we expect to use additional advertising, sales and other promotional materials in connection with this offering to better understand possible demand for the CNote Note product.  These “test-the-waters” materials may include information relating to our Company, this offering, the past performance of our loan transactions, articles and publications concerning CDFI lending, or public advertisements and audio-visual materials, in each case only as authorized by us.  All such materials will contain disclaimers required by, and be disseminated in a fashion permitted by, Regulation A.  Although these materials will not contain information in conflict with the information provided by this offering circular and will be prepared with a view to presenting a balanced discussion of risk and reward with respect to our Notes, these materials will not give a complete understanding of this offering, us or our Notes and are not to be considered part of this offering circular.  This offering is made only by means of this offering circular and prospective investors must read and rely on the information provided in this offering circular in connection with their decision to invest in our Notes.  To be clear, all investors will be furnished with a copy of a current offering circular before or at the time of all written offers.

LEGAL MATTERS

Certain legal matters regarding the securities being offered by this offering circular have been passed upon for us by Manatt, Phelps & Phillips, LLP, New York, New York.

EXPERTS

Our audited financial statements as of June 30, 2016 and for the period from April 22, 2016 (inception) through June 30, 2016 have been audited by dbbmckennon. Such financial statements are included herein in reliance upon such report given on the authority of such firm as experts in accounting and auditing.

CNote Group, Inc.
Index to Financial Statements

INDEPENDENT AUDITORS’ REPORT

To Board of Directors and Stockholders
CNote Group, Inc.

Report on the Financial Statements
We have audited the accompanying financial statements of CNote Group, Inc. (the “Company”) which comprise the balance sheet as of June 30, 2016, and the related statements of operations, stockholders’ equity, and cash flows for the period from April 22, 2016 (Inception) to June 30, 2016, and the related notes to the financial

Management’s Responsibility for the Financial Statements
Management is responsible for the preparation and fair presentation of these ﬁnancial statements in accordance with accounting principles generally accepted in the United States of America; this includes the design, implementation, and maintenance of internal control relevant to the preparation and fair presentation of ﬁnancial statements that are free from material misstatement, whether due to fraud or error.

Auditors’ Responsibility
Our responsibility is to express an opinion on these ﬁnancial statements based on our audits. We conducted our audits in accordance with auditing standards generally accepted in the United States of America.  Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the ﬁnancial statements are free from material misstatement.

An audit involves performing procedures to obtain audit evidence about the amounts and disclosures in the ﬁnancial statements. The procedures selected depend on the auditor's judgment, including the assessment of the risks of material misstatement of the ﬁnancial statements, whether due to fraud or error. In making those risk assessments, the auditor considers internal control relevant to the entity's preparation and fair presentation of the ﬁnancial statements in order to design audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the entity's internal control. Accordingly, we express no such opinion. An audit also includes evaluating the appropriateness of accounting policies used and the reasonableness of signiﬁcant accounting estimates made by management, as well as evaluating the overall presentation of the ﬁnancial statements.

We believe that the audit evidence we have obtained is sufﬁcient and appropriate to provide a basis for our audit opinion.

Opinion
In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CNote Group, Inc. as of June 30, 2016, and the results of its operations and its cash flows for the period from Inception to June 30, 2016 in conformity with accounting principles generally accepted in the United States of America.

Emphasis of Matter Regarding Going Concern
The accompanying financial statements have been prepared assuming that the Company will continue as a going concern. As discussed in Note 1 to the financial statements, certain conditions including expected future losses raise substantial doubt about the Company’s ability to continue as a going concern. Management’s plans in regard to these matters are also described in Note 1. The financial statements do not include any adjustments that might result from the outcome of this uncertainty. Our opinion is not modified with respect to this matter.

/s/ dbbmckennon
Newport Beach, CA
February 6, 2017

FINANCIAL STATEMENTS AND NOTES TO FINANCIALS

BALANCE SHEET
AS OF JUNE 30, 2016

Assets
Current assets
Cash	$20,000
Total assets	$20,000

Liabilities and Stockholders’ Equity:
Liabilities:
Related party advances	$5,788
Current liabilities	5,788

Total liabilities	5,788

Stockholders' Equity:
Common Stock, par value $0.00001 10,000,000 shares authorized, 6,000,000 issued and outstanding	60
Retained earnings	14,152
Total stockholders' equity	14,212
Total liabilities and stockholders' equity	$20,000

The accompanying notes are an integral part of these financial statements.

STATEMENT OF OPERATIONS
FOR THE PERIOD FROM APRIL 22, 2016 (INCEPTION) TO JUNE 30, 2016

Revenue - interest income	$-

Operating expenses:
General and administrative	1,927
Sales and marketing	101
Research and development	3,820
Total operating expenses	5,848

Operating loss	(5,848)

Other income	20,000

Net income	$14,152

Net income per common share - basic and diluted	$0.00
Weighted average common shares outstanding - basic and diluted	6,000,000

The accompanying notes are an integral part of these financial statements.

STATEMENT OF STOCKHOLDERS’ EQUITY
FOR THE PERIOD FROM APRIL 22, 2016 (INCEPTION) TO JUNE 30, 2016

	Common stock
	Shares	Amount	Retained Earnings	Total Stockholders' Equity
Inception	-	$-	$-	$-
Issuance of founders' shares	6,000,000	60	-	60
Net income	-	-	14,152	14,152
June 30, 2016	6,000,000	$60	$14,152	$14,212

The accompanying notes are an integral part of these financial statements.

STATEMENT OF CASH FLOWS
FOR THE PERIOD FROM APRIL 22, 2016 (INCEPTION) TO JUNE 30, 2016

CASH FLOWS FROM OPERATING ACTIVITIES:
Net income	$14,152
Net cash provided by operating activities	14,152

CASH FLOWS FROM FINANCING ACTIVITIES:
Proceeds from founders' shares	60
Proceeds from related party advances	5,788
Net cash provided by financing activities	5,848

Increase in cash and cash equivalents	20,000
Cash and cash equivalents, beginning of period	-
Cash and cash equivalents, end of period	$20,000

Supplemental disclosures of cash flow information:
Cash paid for interest	$-
Cash paid for income taxes	$-

The accompanying notes are an integral part of these financial statements.

CNOTE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 1 – NATURE OF OPERATIONS

CNote Group, Inc. was incorporated on April 22, 2016 (Inception) in the State of Delaware. The Company’s headquarters are located in Oakland, California.  The financial statements of CNote Group, Inc. (which may be referred to as "CNote" the "Company," "we," "us," or "our") are prepared in accordance with accounting principles generally accepted in the United States of America (U.S. GAAP).

CNote has created a technology-driven platform that aggregates investor capital and makes loans to multiple Community Development Financial Institution  (CDFI) funds across the country pursuant to promissory notes.

Going Concern
The accompanying financial statements have been prepared on a going concern basis, which contemplates the realization of assets and the satisfaction of liabilities in the normal course of business.

To date, the Company has not generated significant revenues from principal operations and we expect to sustain losses during future operations.  Because losses will continue until such time that profitable operations can be obtained we are reliant on financing to support operations. These factors, among others, raise substantial doubt about the ability of the Company to continue as a going concern within one year after the date that the financial statements are issued.

During the next twelve months, the Company intends to fund its operations through the sale of common stock and/or debt to third parties and related parties.  If we cannot raise additional short term capital, we may consume all of our cash reserved for operations.  There are no assurances that management will be able to raise capital on terms acceptable to the Company.  If we are unable to obtain sufficient amounts of additional capital, we may be required to reduce the scope of our planned operations, which could harm our business, financial condition and operating results. The financial statements do not include any adjustments that might result from these uncertainties.

NOTE 2 – SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Use of Estimates
The preparation of financial statements in conformity with U.S. GAAP requires management to make certain estimates and assumptions that affect the reported amounts of assets and liabilities, and the reported amount of revenues and expenses during the reporting period. Actual results could materially differ from these estimates. Significant estimates include, but are not limited to, recoverability of property and equipment and long-lived assets, valuation of stock options, and the valuation allowance related to deferred tax assets.  It is reasonably possible that changes in estimates will occur in the near term.

Fair Value of Financial Instruments
Fair value is defined as the exchange price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants as of the measurement date. Applicable accounting guidance provides an established hierarchy for inputs used in measuring fair value that maximizes the use of observable inputs and minimizes the use of unobservable inputs by requiring that the most observable inputs be used when available. Observable inputs are inputs that market participants would use in valuing the asset or liability and are developed based on market data obtained from sources independent of the Company. Unobservable inputs are inputs that reflect the Company’s assumptions about the factors that market participants would use in valuing the asset or liability. There are three levels of inputs that may be used to measure fair value:

CNOTE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

Level 1	- Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

Level 2	- Include other inputs that are directly or indirectly observable in the marketplace.

Level 3	- Unobservable inputs which are supported by little or no market activity.

The fair value hierarchy also requires an entity to maximize the use of observable inputs and minimize the use of unobservable inputs when measuring fair value.

Fair-value estimates discussed herein are based upon certain market assumptions and pertinent information available to management as of June 30, 2016. The respective carrying value of certain on-balance-sheet financial instruments approximated their fair values.

Risks and Uncertainties
The Company has a limited operating history and has not generated meaningful revenue from intended operations. The Company's business and operations are sensitive to general business and economic conditions in the U.S. and worldwide along with local, state, and federal governmental policy decisions.
A host of factors beyond the Company's control could cause fluctuations in these conditions. Adverse conditions may include: recession, downturn or otherwise, government policy and regulations changes, CDFI default, competition, and technology disruptions. These adverse conditions could affect the Company's financial condition and the results of its operations.

Cash and Cash Equivalents
For purpose of the statement of cash flows, the Company considers all highly liquid debt instruments purchased with an original maturity of three months or less to be cash equivalents.

Internal Use Software
We incur software development costs to develop software programs to be used solely to meet our internal needs and cloud-based applications used to deliver our services. In accordance with ASC 350-40, Internal-Use Software, we capitalize development costs related to these software applications once the preliminary project stage is complete and it is probable that the project will be completed, the software will be used to perform the function intended, and the value will be recoverable. Reengineering costs, minor modifications and enhancements that do not significantly improve the overall functionality of the software are expensed as incurred. To date, the Company has not capitalized any such costs.

Revenue Recognition
The Company will recognize revenue from interest derived from CDFI investments if (a) persuasive evidence that an agreement exists; (b) the products have been delivered; (c) the prices are fixed and determinable and not subject to refund or adjustment; and (d) collection of the amounts due is reasonably assured.

Research and Development
We incur research and development costs during the process of researching and developing our technologies and future online offerings. We expense these costs as incurred until the resulting product has been completed, tested, and made ready for commercial use.

Advertising
The Company expenses advertising costs as incurred. For the period ended June 30, 2016 advertising costs were $101.

CNOTE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

Income Taxes
The Company applies ASC 740 “Income Taxes”.  Deferred income taxes are recognized for the tax consequences in future years of differences between the tax bases of assets and liabilities and their financial statement reported amounts at each period end, based on enacted tax laws and statutory tax rates applicable to the periods in which the differences are expected to affect taxable income. Valuation allowances are established, when necessary, to reduce deferred tax assets to the amount expected to be realized. The provision for income taxes represents the tax expense for the period, if any, and the change during the period in deferred tax assets and liabilities.

ASC 740 also provides criteria for the recognition, measurement, presentation and disclosure of uncertain tax positions.  A tax benefit from an uncertain position is recognized only if it is “more likely than not” that the position is sustainable upon examination by the relevant taxing authority based on its technical merit.

The Company is subject to tax in the United States and files tax returns in the U.S. Federal jurisdiction and California state jurisdiction.  The Company is subject to U.S. Federal, state and local income tax examinations by tax authorities for all period starting in 2016.  The Company currently is not under examination by any tax authority.

Concentration of Credit Risk
The Company maintains its cash with a major financial institution located in the United States of America which it believes to be credit worthy.  Balances are insured by the Federal Deposit Insurance Corporation up to $250,000.  At times, the Company maintains balances in excess of the federally insured limits.

Recent Accounting Pronouncements
In May 2014, and later amended in August 2015, the Financial Accounting Standards Board (FASB) issued new Accounting Standards Update (ASU) regarding revenue recognition under GAAP. This new guidance will supersede nearly all existing revenue recognition guidance and, and is effective for public entities for annual and interim periods beginning after December 31, 2017. Early adoption is permitted for reporting periods beginning after December 15, 2016. The Company is currently evaluating the impact of this new guidance on the Company’s financial statements.

In February 2016, the FASB issued ASU 2016-02, Leases (Topic 840), to increase transparency and comparability among organizations by recognizing lease assets and lease liabilities on the balance sheet and disclosing key information about leasing arrangements. The amendments in this standard are effective for fiscal years beginning after December 15, 2018, including interim periods within those fiscal years, for a public entity. Early adoption of the amendments in this standard is permitted for all entities and the Company must recognize and measure leases at the beginning of the earliest period presented using a modified retrospective approach. The Company is currently in the process of evaluating the effect this guidance will have on its financial statements and related disclosures.

The Financial Accounting Standards Board issues Accounting Standard Updates to amend the authoritative literature in ASC. There have been a number of ASUs to date that amend the original text of ASC. The Company believes those issued to date either (i) provide supplemental guidance, (ii) are technical corrections, (iii) are not applicable to the Company or (iv) are not expected to have a significant impact on the Company.

CNOTE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

NOTE 3 – COMMITMENTS AND CONTINGENCIES

In April 2016, the Company entered an agreement with SPZ Legal, P.C. for legal services.  The agreement defers fees until the Company receives over $500,000 in investments or generates annual revenue of over $500,000.  As of June 30, 2016, there were no fees due.

The Company is not currently involved with, and does not know of any pending or threatening litigation against the Company or any of its officers.

NOTE 4 – STOCKHOLDERS DEFICIT

Common Stock
We have authorized the issuance of 10,000,000 shares of our common stock, each share having a par value of $0.00001.   Upon inception, 6,000,000 shares of common stock were issued to our founders.

NOTE 5 – RELATED PARTY TRANSACTIONS

From time to time the Company’s founders and a related party advance funds for operating capital.  The advances do not incur interest and are due on demand.  As of June 30, 2016, advances totaled $5,788.

NOTE 6 – SUBSEQUENT EVENTS

Promissory Notes
On August 29, 2016, we entered into a Promissory Note with the New York Business Development Corporation (NYBDC) Local Development Corporation d/b/a Excelsior Growth Fund (Excelsior), pursuant to which we loaned Excelsior the principal amount of $75,000. This Promissory Note had a maturity date of December 1, 2016 and accrued interest at the rate of 3% per annum.  The Company received full payment on this note upon maturity.

On January 3, 2017, CNote entered into a Master Promissory Note with NYBDC Local Development Corporation d/b/a Excelsior Growth Fund. This Master Promissory Note uses a model CNote intends to replicate, in which CDFI borrowers will be able to make repeat requests for capital. At this time, we have made one loan to Excelsior under this instrument, with a principal amount of $180,000, an interest rate of 3% per annum, and a 30-month term.  The interest rate is renegotiable upon the earlier of the six-month anniversary of the note or an increase to the Federal Discount Rate.  CNote has the option to withdraw 10% of the amount owed each fiscal quarter.

Significant Contracts and Agreements
In October 2016, the Company has entered into an agreement with Manatt, Phelps & Phillips, LLP for legal services. The agreement provides the deferral of fees until at the earlier of certain events defined by the agreement or March 31, 2017.

The Company has entered an agreement with Dwolla, Inc. for the white label processing solution.  Monthly service fees escalate from $600 to $1,400 over the first year of the agreement and continue at the latter amount thereafter.

Future Equity Obligations
Subsequent to June 30, 2016, the Company entered into various Simple Agreements for Future Equity (SAFEs) with third parties.  The SAFEs have no maturity date and bear no interest.  The SAFEs provide the right of the investor to future equity in the Company per the terms of the agreement.  Each SAFE is subject to a valuation cap.  The valuation caps of the SAFEs entered into ranged from $4,000,000 to $6,000,000.

CNOTE GROUP, INC.
NOTES TO THE FINANCIAL STATEMENTS

Per the terms of the SAFEs entered into with a $4,000,000 valuation cap totaling $80,000 and one agreement for $25,000 with a $6,000,000 valuation cap, if there is an equity financing before the instrument expires or is terminated, the company will automatically issue to the investors either: 1) a number of shares of Standard Preferred Stock sold in the equity financing equal to the purchase amount divided by the price per share of the Standard Preferred Stock, if the pre-money valuation is less than or equal to the Valuation Cap; or 2) a number of shares of Safe Preferred Stock equal to the purchase amount divided by the SAFE Price, if the pre-money valuation is greater that the Valuation Cap.   In addition, if the Company has not experience and equity financing within four years of the investment date, the investor shall thereafter have the right, but not the obligation, to elect to receive from the Company a number of shares of common stock equal to the purchase amount divided by the safe price.

Per the terms of the SAFEs entered into with a $6,000,000 valuation cap, except as noted above, totaling $155,000. If there is an equity financing before the expiration or termination of the instrument, the company will automatically issue to the investor a number of shares of the Safe Preferred Stock equal to the purchase amount divided by the conversion price which is either: (1) the Safe Price or (2) the Discount Price, price per share of the Standard Preferred Stock sold in the Equity Financing multiplied by the Discount Rate of 80% (20% discount).

If there is a liquidation event before the expiration or termination of the SAFE, the investor will at its option either: 1) receive a cash payment equal to the purchase amount or 2) automatically receive from the Company a number of shares of common stock equal to the purchase amount divided by the liquidity price, if the investor fails to select the cash option.  Thereafter, the SAFE will terminate.  In connection with a cash payment through a liquidity event, if there are not enough funds to pay the investors and holder of the SAFEs in full, funds will be distributed pro-rata and based on the purchase price and the remaining amounts will be covered with common stock equal to the remaining unpaid purchase price divided by the liquidity event. In a dissolution event, SAFE holders will be paid out of remaining assets prior to holders of the Company’s capital stock.

Of the $260,000 in SAFEs raised to date, $80,000 is subject to a $4,000,000 valuation cap and the remaining agreements contain a $6,000,000 valuation cap. To date, no SAFEs have been converted, nor have any terminated or expired based on the terms of the agreement.

The Company has evaluated subsequent events that occurred after June 30, 2016 through February 6, 2017, the issuance date of these financial statements.  There have been no other events or transactions during this time which would have a material effect on these financial statements.

PART III — EXHIBITS

  Index to Exhibits

Exhibit Number	Description
2.1	Certificate of Incorporation.
2.2	Bylaws.
3.1*	Form of CNote Note.
4.1*	Form of Subscription Agreement.
10.1	Power of Attorney (located on the Signature Page to this Offering Statement).
11.1	Consent of Independent Auditors.
11.2*	Consent of Manatt, Phelps & Phillips, LLP (contained in Exhibit 12.1).
12.1*	Opinion of Manatt, Phelps & Phillips, LLP.
_______________________

*	To be filed by amendment.

SIGNATURES

Pursuant to the requirements of Regulation A, the issuer certifies that it has reasonable grounds to believe that it meets all of the requirements for filing on Form 1-A and has duly caused this offering statement to be signed on its behalf by the undersigned, thereunto duly authorized, in the City of Oakland, State of California, on the 8th day of February, 2017.

CNOTE GROUP, INC.

By: /s/ Catherine Berman
Name:	Catherine Berman
Title:	President and Chief Executive Officer

KNOW ALL PERSONS BY THESE PRESENTS, that each person whose signature appears below constitutes and appoints Catherine Berman and Yuliya Tarasava as his or her true and lawful attorney-in-fact and agent, with full powers of substitution and resubstitution, for him or her and in his or her name, place and stead, in any and all capacities, to sign this Offering Statement and any and all amendments to this Offering Statement, and to file the same, with all exhibits thereto, and other documents in connection therewith, with the Securities and Exchange Commission, and generally to do all such things in his or her name and behalf in his or her capacity as officer and/or director to enable the Company to comply with the provisions of the Securities Act of 1933, as amended, and all requirements of the Securities and Exchange Commission, granting unto said attorney-in-fact and agent, full power and authority to do and perform each and every act and thing requisite and necessary to be done in connection therewith, as fully to all intents and purposes as he or she might or could do in person, hereby ratifying and confirming all that said attorney-in-fact and agent or his or her substitutes or substitute, may lawfully do or cause to be done by virtue hereof.

Pursuant to the requirements of the Securities Act of 1933, as amended, this Offering Statement has been signed by the following persons, in the capacities, and on the dates indicated.

Name and Signature	Title	Date

/s/ Catherine Berman	President, Chief Executive Officer	February 8, 2017
Catherine Berman	and Director, and
Principal Executive Officer

/s/ Yuliya Tarasava	Chief Operating Officer,	February 8, 2017
Yuliya Tarasava	Treasurer, Principal Financial and Accounting Officer, Secretary and Director